UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the transition period from               to              .

Commission file number 333-106694

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

CARDINAL FINANCIAL CORPORATION 401(k) RETIREMENT PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CARDINAL FINANCIAL CORPORATION

8270 GREENSBORO DRIVE, SUITE 500

MCLEAN, VA 22102

CARDINAL FINANCIAL CORPORATION 401(k) RETIREMENT PLAN

Financial Statements and Supplemental Schedules

December 31, 2014 and 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors

Cardinal Financial Corporation 401(k) Retirement Plan:

We have audited the accompanying statements of assets available for benefits (modified cash basis) of the Cardinal Financial Corporation 401(k) Retirement Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in assets available for benefits (modified cash basis) for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.  Our opinion is not modified with respect to this matter.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with the modified cash basis of accounting described in Note 2.

The supplemental information in the accompanying schedules (modified cash basis) of Schedule H, line 4a — Schedule of Delinquent Participant Contributions for the year ended December 31, 2014 (Schedule I), Schedule H, line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2014 (Schedule II) and Schedule H, line 4j — Schedule of Reportable Transactions for the year ended December 31, 2014 (Schedule III) have been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but include supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedules Schedule H, line 4a — Schedule of Delinquent Participant Contributions for the year ended December 31, 2014 (Schedule I), Schedule H, line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2014 (Schedule II) and Schedule H, line 4j — Schedule of Reportable Transactions for the year ended December 31, 2014 (Schedule III) are fairly stated in all material respects in relation to the 2014 financial statements as a whole.

(signed) KPMG LLP

McLean, VA

June 26, 2015

CARDINAL FINANCIAL CORPORATION 401(k) RETIREMENT PLAN

Statements of Assets Available for Benefits

(Modified Cash Basis)

December 31, 2014 and 2013

	2014	2013
Assets:
Investments, at fair value (note 4)	$34,997,252	$29,803,435
Notes receivable from participants	743,296	670,946
Assets available for benefits	$35,740,548	$30,474,381

See accompanying notes to financial statements.

CARDINAL FINANCIAL CORPORATION 401(k) RETIREMENT PLAN

Statement of Changes in Assets Available for Benefits

(Modified Cash Basis)

Year ended December 31, 2014

Additions to assets attributed to:
Investment income:
Net appreciation in fair value of investments (note 4)	$2,324,359
Interest income	30,181
Total investment income	2,354,540
Contributions:
Participant	3,490,742
Employer	1,216,432
Rollover	706,613
Total contributions	5,413,787
Net assets transferred into plan	3,220,973
Total additions	10,989,300

Deductions from assets attributed to:
Benefits paid to participants	5,701,278
Administrative and investment expenses	21,855
Total deductions	5,723,133
Net increase	5,266,167
Assets available for benefits at beginning of year	30,474,381
Assets available for benefits at end of year	$35,740,548

See accompanying notes to financial statements.

CARDINAL FINANCIAL CORPORATION 401(K) RETIREMENT PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2014 and 2013

(1)                     Description of Plan

The following description of the Cardinal Financial Corporation 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document and Summary Plan Description, a copy of which is available from the Human Resources office of Cardinal Financial Corporation (the Employer), for a more complete description of the Plan’s provisions.

(a)                     General

The Plan is a defined contribution plan sponsored by the Employer, covering all full-time employees of the Employer who have at least one month of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (ERISA). The plan year is the same as the Employer’s fiscal year.  Principal Life Insurance Company and Principal Trust Company serve as trustees and custodians of the Plan.  Principal Life Insurance Company also serves as record keeper of the Plan.

(b)                     Plan Transfers

On January 16, 2014, the Company announced the completion of its acquisition of United Financial Banking Companies, Inc. (“UFBC”), the holding company of The Business Bank (“TBB”), pursuant to a previously announced definitive merger agreement.  Participant accounts of certain employees of UFBC were transferred into the plan on March 14, 2014. Total plan assets, including notes receivable from participants, transferred to the Plan were $3,220,973.

(c)                      Contributions

Each pay period, eligible participants may contribute, on a pre-tax basis, up to 100% of their eligible compensation for that pay period, as defined by the Plan. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants may also make voluntary after-tax (non-deductible) contributions.  Effective January 1, 2010, the Employer elected to allow Roth 401(k) contributions to the Plan.  This feature provides that a participant can withhold after-tax contributions in a separate account that will be administered according to the Plan.  Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers twenty-six mutual trusts, eight pooled separate account funds, one guaranteed investment contract, and one Employer sponsored common stock fund as investment options for participants. Employer contributions are discretionary and determined by the Employer based on approval of the Board of Directors. Since the inception of the Plan, Employer contributions have been equal to 50% of the Employee’s contributions up to the first 6% of the Employee’s contribution and have been in the form of contributions to the common stock fund.  Participants may elect to transfer all Employer contributions to other available options within the Plan.  Contributions are subject to the limitations provided in ERISA.

(d)                     Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000. Note terms range from one to five

CARDINAL FINANCIAL CORPORATION 401(K) RETIREMENT PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2014 and 2013

years, but may exceed five years for the purchase of a primary residence. The notes are collateralized by the balance in the participant’s account and bear interest at rates that range from 3.25% to 5.25%, which are commensurate with prevailing market rates. Principal and interest are paid ratably through bimonthly payroll deductions. Participants are limited to one outstanding note. Notes receivable from participants are stated at unpaid principal plus accrued interest. At December 31, 2014 and 2013, notes receivable from participants totaled $743,296 and $670,946, respectively.

(e)                      Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of Employer contributions and Plan earnings or losses. Allocations are based on participant contributions and account balances, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(f)                        Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. The Employer’s matching contribution portion of their accounts plus actual earnings thereon vests immediately.  Vesting in the Employer’s profit sharing contribution begins after six months of service increasing 20% each year until 100% vested after five years of service. All participants become fully vested upon death, termination of employment due to disability, or upon attainment of the normal retirement age of 65. Since the inception of the Plan, the Employer’s Board of Directors have not approved profit sharing contributions to the participants.

(g)                     Payment of Benefits

On termination of service due to death, disability or retirement at age 65, a participant with a vested account balance greater than $5,000 may elect to receive a lump sum distribution or periodic payments equal to the value of the participant’s vested interest in his or her account. A participant with an account balance of $5,000 or less must take a lump sum distribution.

(h)                     Forfeited Amounts

Upon termination of service for any reason, the nonvested portion of a participant’s Employer contributions, if any, is used to reduce the future amount of Employer matching contributions. For December 31, 2014 and 2013, there were $2,119 and $0 forfeited nonvested accounts available to reduce Employer contributions, with all forfeitures in 2014 related to former UFBC participant accounts.

(i)                        Administrative and Investment Expenses

The majority of administrative expenses are paid by the Employer. Investment expenses are paid by the Plan and are allocated to the participants based on account balances.

CARDINAL FINANCIAL CORPORATION 401(K) RETIREMENT PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2014 and 2013

(2)                     Summary of Significant Accounting Policies

(a)                     Basis of Accounting

The financial statements and supplemental schedules of the Plan are prepared using a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles (“U.S. GAAP”). This basis differs from U.S. GAAP in that the Plan recognizes contributions and investment income when received, rather than when earned and expenses and distributions when paid, rather than incurred.

(b)                     Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)                      Valuation of Investments

The Plan’s investments are stated at fair value.  Investments in mutual trust funds, pooled separate accounts, one guaranteed investment contract, and an employer sponsored common stock fund are valued at the net asset value based on amounts reported by the trustees.

Purchases and sales of investments are recorded on a trade-date basis.  The cost basis of securities used in the determination of net appreciation (depreciation) in the fair value of investments sold during the year is determined on a first in first out (FIFO) or a weighted average basis.  As described in Note 2(a) above, investment income is recorded when received.

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

Various inputs are used to determine the value of the Plan’s investments. These inputs are summarized in the three broad levels listed below:

1.     Level 1 — Unadjusted quoted prices in active markets for identical investments

CARDINAL FINANCIAL CORPORATION 401(K) RETIREMENT PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2014 and 2013

Mutual Funds and Common Stock Fund:

These investments are public investment securities valued using the Net Asset Value (NAV) provided by the trustees.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, divided by the number of shares outstanding.  The NAV is a quoted price in an active market.

1.              Level 2 — Inputs other than quoted prices that are observable to the market participant for the asset or quoted prices in a market that is not active

Pooled Separate Accounts:

These investments are recorded at the net asset value (NAV) reported by the trustees as a practical expedient to estimating fair value, as these investments do not have readily determinable fair market values. Due to the nature of the investments held by the pooled separate accounts, changes in market condition and economic environment may significantly impact the net asset value of the pooled separate accounts and, consequently, the fair value of the fund’s interest in the funds. The fair value of these investments has been measured using the net asset values per share of the plan’s ownership interest in the pooled separate accounts or an equivalent measure, where it is not probable that the fund will sell a pooled separate account at a price other than NAV. There are no pooled separate accounts with redemption restrictions or unfunded commitments as of December 31, 2014 or 2013.

2.              Level 3 — Unobservable inputs

Guaranteed investment contracts held by a defined contribution plan are required to be reported at fair value.  Contract value, however, is the relevant measurement attributable for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in fully benefit-responsive investment contracts through a pooled separate account (Principal Fixed Income Guaranteed Option).  The fair value and contract value of the Plan’s investment in the Principal Fixed Income Guaranteed Option at December 31, 2014 were each $4,098,035, representing a $0 adjustment from fair value to contract value.  At December 31, 2013, the fair value and contract value of the Plan’s investment were each $4,072,794, representing a $0 adjustment from fair value to contract value.

(d)                     Payment of Benefits

As described in Note 2(a) above, benefits are recorded when paid.

CARDINAL FINANCIAL CORPORATION 401(K) RETIREMENT PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2014 and 2013

(3)                     Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(4)                     Investments

The following tables present the fair value of investments that represent 5% or more of the Plan’s assets at December 31, 2014 and 2013:

	2014
		Percentage
		of plan assets

Investments at fair value:
Cardinal Financial Corporation Common Stock Fund	$9,625,634	26.93%
Principal Large Cap Growth I Separate Account	3,198,551	8.95%
American Funds American Mutual R3 Fund	2,710,950	7.59%
JP Morgan Core Bond R2 Fund	2,098,585	5.87%

Investment at contract value:
Principal Fixed Income Guaranteed Option	4,098,035	11.47%

	2013
		Percentage
		of plan assets

Investments at fair value:
Cardinal Financial Corporation Common Stock Fund	$9,004,460	29.55%
Principal Large Cap Growth I Separate Account	2,537,461	8.33%
American Funds American Mutual R3 Fund	1,927,021	6.32%
JP Morgan Core Bond R2 Fund	1,810,023	5.94%

Investment at contract value:
Principal Fixed Income Guaranteed Option	4,072,794	13.36%

CARDINAL FINANCIAL CORPORATION 401(K) RETIREMENT PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2014 and 2013

During 2014, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in value by $2,324,359 as follows:

Investments at fair value:
Income funds	177,693
International funds	(106,221)
Large cap stock funds	727,261
Mid cap stock funds	201,989
Other funds	(20,716)
Small cap stock funds	156,829
Target dated funds	107,204
Units of common stock fund	1,024,745
Net change in fair value of investments	$2,268,784

Investment at contract value:
Income fund	$55,575
Net appreciation in the fair value of investments	$2,324,359

Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments is as follows:

	December 31,
	2014	2013
Net assets:
Units of common stock fund	$9,625,634	$9,004,460
	$9,625,634	$9,004,460

Year Ended
Change in Net Assets:	December 31, 2014

Investment income:
Net appreciation in fair value of investments (note 4)	$1,024,745
Total investment income	1,024,745
Contributions:
Participant	148,406
Employer	1,216,432
Rollover	1,228
Total contributions	1,366,066
Total additions	2,390,811

Deductions from assets attributed to:
Benefits paid to participants	1,250,042
Administrative and investment expenses	2,017
Transfers to participant-directed investments	517,578
Total deductions	1,769,637
Net increase	621,174
Assets available for benefits at beginning of year	$9,004,460
Assets available for benefits at end of year	$9,625,634

CARDINAL FINANCIAL CORPORATION 401(K) RETIREMENT PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2014 and 2013

(5)                                 Fair Value

Investments measured at fair value on a recurring basis as of December 31, 2014 and 2013 are shown below:

At December 31, 2014

		Fair value measurements using
Description	Balance	Unadjusted quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Mutual Funds:
Income funds	$8,555,152	$3,051,776	$1,405,341	$4,098,035
International funds	2,705,005	1,762,418	942,587	—
Large cap stock funds	7,680,066	2,710,950	4,969,116	—
Mid cap stock funds	2,432,690	892,762	1,539,928	—
Other funds	63,839	63,839	—	—
Small cap stock funds	2,194,566	1,452,263	742,303	—
Target dated funds	1,740,300	1,740,300	—	—
Units of common stock fund	9,625,634	9,625,634	—	—
Total investments	$34,997,252	$21,299,942	$9,599,275	$4,098,035

CARDINAL FINANCIAL CORPORATION 401(K) RETIREMENT PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2014 and 2013

At December 31, 2013

		Fair value measurements using
Description	Balance	Unadjusted quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Mutual Funds:
Income funds	$7,744,873	$2,534,439	$5,210,434	$—
International funds	2,296,030	1,363,926	932,104	—
Large cap stock funds	5,723,106	1,927,021	3,796,085	—
Mid cap stock funds	1,971,593	855,020	1,116,573	—
Other funds	35,633	35,633	—	—
Small cap stock funds	1,591,756	1,063,189	528,567	—
Target dated funds	1,435,984	1,435,984	—	—
Units of common stock fund	9,004,460	—	9,004,460	—
Total investments	$29,803,435	$9,215,212	$20,588,223	$—

Transfer of investments from Level 2 to Level 1 totaled $9,625,634 for the year ended December 31, 2014. The transfer was determined based on updated guidance from the trustee related to the investments. Transfer of investments from Level 2 to Level 3 totaled $4,098,035 for the year ended December 31, 2014. The transfer was determined based on updated guidance from the trustee related to the investments.  Transfers between levels are recognized at the end of each reporting period.  There were no significant transfers into and out of Level 1, Level 2 and Level 3 measurements in 2013.

The following table presents information about significant unobservable inputs used in the measurement of the fair value of the Company’s Level assets:

			2014
		Valuation	Unobservable	Range of
	Fair Value	technique	input (1)	inputs

Income Funds -
Principal Fixed Income Guaranteed Option	$4,098,035	Discontinuation	Composite Credit Rate	2.00%
		value	Surrender Charge	5.00%

(1) Significant increases (decreases) in these inputs may lead to significantly lower (higher) fair value measurements.

The valuation techniques used for our Level 3 investments, as presented in the previous table, are described as follows:

•                  Discontinuation value — This technique consists of developing an estimate of the fair value that a plan participant would receive if they transfer or surrender their funds out of the contract. For Principal Fixed Income Guaranteed Option contracts, most participant transactions are executed suing contract value without adjustment. Therefore, for these contracts, contract value approximates fair value. Contract value is the aggregation of contributions, plus interest, less withdrawals, if any.

Significant unobservable inputs presented in the previous table are those the Plan considers significant to the fair value of the Level 3 investment.  The Plan considers unobservable inputs to be significant, if by their exclusion, the fair value of the Level 3 investment would be impacted by a predetermined change or based on qualitative factors such as nature of the investment, type of valuation technique used, and the significance of the unobservable inputs relative to other used within the valuation. Following is a description of significant unobservable inputs provided in the table:

•                  Composite Credit Rate — is the average of the crediting rates during the plan year.

•                  Surrender Charge - The guaranteed investment contracts do have a surrender charge of 5% that may be charged based on cumulative transfer percentages and advance notice of intent to terminate if the Plan terminates its interest in the contract. As of December 31, 2014, the Plan has no intent to terminate its interest in the contract.

CARDINAL FINANCIAL CORPORATION 401(K) RETIREMENT PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2014 and 2013

(6)                                 Synthetic Guaranteed Investment Contracts

The Plan has an investment option called the Principal Fixed Income Guaranteed Option (“Fund”).  The Fund invests in synthetic guaranteed investment contracts (GIC).  A synthetic GIC is an investment contract generally issued by a bank or insurance company and backed by interest bearing securities.  The synthetic GICs are fully benefit-responsive and valued at cost plus undistributed interest income (Contract Value).  The investments underlying the contract are maintained separate from the contract issuer’s general assets, by a third party custodian.  These contracts typically provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the assets of the Fund, but rather amortized, usually over the time to maturity or duration of the underlying assets, through adjustments to the future interest crediting rate.  The GIC contract issuer guarantees that all qualified participant withdrawals will occur at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The average yield and crediting interest rates were approximately 1.36% and 2.00%, respectively, at December 31, 2014.  The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero.  Such interest rates are continuously reviewed and reset as needed on a monthly to quarterly basis.

The fully benefit-responsive investment contracts are carried and adjusted to Contract Value. In monitoring liquidity, the Trustee considers such factors as the benefit-responsiveness of the investment contracts, the ability of the parties to the investment contracts to perform in accordance with the terms of the contracts, and the likelihood that plan-directed withdrawals would result in payments to plan participants at amounts other than Contract Value.

Benefit responsive GIC contracts, including the wrap agreements, are with highly rated financial institutions and are designed to help preserve principal and provide a stable credit rating.  These contracts provide that plan participant initiated withdrawals permitted under a participating plan will be paid at contract value.  The contracts generally provide that withdrawals associated with certain events which are not in the ordinary course of fund operations, and are determined by the issuer to have a material adverse effect on the issuer’s financial interest, will be paid with a market value adjustment to the contract value amount of such withdrawal as defined in such contracts.  Wrap agreements permit the fully benefit-responsive investment contracts investment manager or issuer to terminate upon notice at market value and provide for automatic termination of the wrap contract if the book value or the market value of the contract equals zero.

(7)                                 Related Party Transactions

The Cardinal Financial Corporation Common Stock Fund is a unitized collective stock fund invested in securities issued by the Employer and cash. Transactions involving this common stock fund qualify as party-in-interest transactions.  Certain Plan investments are shares of pooled separate account funds and one guaranteed investment contract managed by the Principal Life Insurance Company.

CARDINAL FINANCIAL CORPORATION 401(K) RETIREMENT PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2014 and 2013

Therefore, these transactions qualify as party-in-interest transactions. Administrative and loan expenses paid by the Plan to the trustees were $21,855 for the year ended December 31, 2014.

(8)                                 Tax Status

The Plan is a non standardized prototype 401(k) plan for which a favorable determination letter from the Internal Revenue Service dated March 31, 2008 has been received by the prototype plan sponsor and on which the Employer is relying. The Plan has been amended since that date; however, the Employer believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  There are currently no audits in progress for any tax periods. Under the IRS statute of limitations, the Plan is no longer subject to income tax examinations for years prior to 2008.

CARDINAL FINANCIAL CORPORATION 401(K) RETIREMENT PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2014 and 2013

Schedule I

CARDINAL FINANCIAL CORPORATION 401(k) RETIREMENT PLAN

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

(Modified Cash Basis)

Year ended December 31, 2014

			Contributions	Total Fully
		Contributions	Pending	Corrected Under
Participant Contributions Transferred	Contributions Not	Corrected Outside	Correction in	VFCP and PTE
Late to Plan	Corrected	VFCP	VFCP	2002-51
$201	$—	$—	$—	$201

In 2014, there were two delinquent contributions, which amount to $201.  All delinquent contributions were remitted to the Plan in 2014.

See accompanying report of independent registered public accounting firm.

Schedule II

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

(Modified Cash Basis)

December 31, 2014

Identity of issuer, borrower,			Current
lessor, or similar party	Description of investment	Cost	value

Cardinal Financial Corporation Common Stock Fund*	Common Stock Fund	$7,291,603	$9,625,634
Principal Fixed Income Guaranteed Option*	Guaranteed Investment Contract	**	4,098,035
T. Rowe Price/Brown Advisory Large Cap Growth I Separate Account	Pooled Separate Account	**	3,198,551
American Funds American Mutual R3 Fund	Mutual Fund	**	2,710,950
JP Morgan Core Bond R2 Fund	Mutual Fund	**	2,098,585
Principal Large Cap S&P 500 Index Separate Account*	Pooled Separate Account	**	1,770,565
American Funds EuroPacific Growth R3 Fund	Mutual Fund	**	1,495,283
Mellon Capital Mgmt Bond Market Index Separate Account	Pooled Separate Account	**	1,405,341
Goldman Sachs Small Cap Value Svc Fund	Mutual Fund	**	1,115,928
Principal MidCap S&P 400 Index Separate Account*	Pooled Separate Account	**	1,007,249
Principal International Equity Index Separate Account*	Pooled Separate Account	**	942,587
Prudential Jennison Mid Cap Growth A Fund	Mutual Fund	**	892,762
JP Morgan Smart Retirement 2020 A Fund	Mutual Fund	**	584,331
Principal SmallCap S&P 600 Index Separate Account*	Pooled Separate Account	**	542,549
Principal/Barrow Hanley MidCap Value III Account*	Pooled Separate Account	**	532,679
PIMCO All Asset R Fund	Mutual Fund	**	388,990
Janus Triton S Fund	Mutual Fund	**	336,335
JP Morgan Smart Retirement 2025 A Fund	Mutual Fund	**	274,446
JP Morgan Smart Retirement 2015 A Fund	Mutual Fund	**	232,551
BlackRock Global Allocation Investment A Fund	Mutual Fund	**	224,174
Principal Real Estate Securities Separate Account*	Pooled Separate Account	**	199,754
JP Morgan Smart Retirement 2030 A Fund	Mutual Fund	**	173,941
JP Morgan Smart Retirement Income A Fund	Mutual Fund	**	153,241
PIMCO Real Return R Fund	Mutual Fund	**	147,263
JP Morgan Smart Retirement 2035 A Fund	Mutual Fund	**	145,550
JP Morgan Smart Retirement 2040 A Fund	Mutual Fund	**	110,244
Columbia Acorn International A Fund	Mutual Fund	**	105,334
AllianceBernstein Global Bond Fund	Mutual Fund	**	99,952
American Funds New Perspective R3 Fund	Mutual Fund	**	84,169
Oppenheimer Developing Markets N Fund	Mutual Fund	**	77,632
Neuberger Berman High Income Bond R3 Fund	Mutual Fund	**	72,475
Prudential Jennison Natural Resources A Fund	Mutual Fund	**	63,839
JP Morgan Smart Retirement 2050 A Fund	Mutual Fund	**	54,452
Lord Abbett Short Duration Income R3 Fund	Mutual Fund	**	20,337
JP Morgan Smart Retirement 2045 A Fund	Mutual Fund	**	8,056
JP Morgan Smart Retirement 2055 A Fund	Mutual Fund	**	3,488
Notes receivable from participants*	88 notes receivable from participants with interest rates ranging from 3.25% to 5.25%	**	743,296
Total			$35,740,548

* Represents party-in-interest.

** Cost is required only for non-participant-directed accounts.

See accompanying report of independent registered public accounting firm.

Schedule III

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN

Schedule H, Line 4j - Schedule of Reportable Transactions**

(Modified Cash Basis)

Year ended December 31, 2014

		Purchase	Selling	Cost of	Net gain
Identity of party involved	Description of asset	price	price	asset	or (loss)

Series of transactions:
Cardinal Financial Corporation*	Cardinal Financial Common Stock Fund	$1,755,181	$—	$1,755,181	$—

Cardinal Financial Corporation*	Cardinal Financial Common Stock Fund	$—	$1,995,082	$1,647,107	$347,975

There were no individual transactions in excess of 5%.

The amounts reported above include participant directed and non-participant directed investments as the activity cannot be segregated.

*Denotes a party-in-interest.

** A reportable transaction is any non-participant directed transaction during the plan year, with respect to any plan asset, involving an amount in excess of five percent (5%) of the fair value of plan assets at the beginning of the plan year.  This schedule includes securities transactions that are part of a series of transactions involving securities of the same issue during the plan year where the aggregate amount involved in the transaction exceeds five percent (5%) of the fair value of the plan assets at the beginning of the year.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Cardinal Financial Corporation, as Plan Administrator of the Cardinal Financial Corporation NADART 401(k) Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN
By: Cardinal Financial Corporation, Plan Administrator

DATE:	June 26, 2015	/s/ Mark A. Wendel
Mark A. Wendel
Executive Vice President and Chief Financial Officer

Exhibit Index

Exhibit 23.1          Consent of KPMG LLP, Independent Registered Public Accounting Firm dated June 26, 2015